Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 9, 2022

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR

VIEW (/NODE/233648) EDIT (/NODE/233648/EDIT) DELETE (/NODE/233648/DELETE) REVISIONS (/NODE/233648/REVISIONS) ENTITYQUEUE (/NODE/233648/ENTITYQUEUE)

Business (/category/business)

Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech

Deal through merger with US-based 'blank cheque' green investor values company at US$1.8b.

By **Dita De Boni (/author/dita-de-boni)**
Wed, 09 Mar 2022



ArcelorMittal using LanzaTech technology at its plant in Ghent, Belgium.

https://www.nbr.co.nz/node/233648 1/9

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR https://www.nbr.co.nz/node/233648 2/9 New Zealand-born, Illinois-based synthetic biology company LanzaTech NZ is destined for a Nasdaq listing after merging with a US company in a deal valuing the company at US$1.8 billion, announced this morning.   LanzaTech Global Inc, as it will be known, is expected to be the first carbon capture and transformation company ever to access public capital markets.  The company, which owns a microbe that metabolises carbon waste to produce useful chemicals used in common materials and in fuels, was co-founded by New Zealand scientist Dr Sean Simpson in 2005. It will be combined with publicly-traded special purpose acquisition company AMCI Acquisition Corp II in the deal, although remain at its headquarters in Chicago. The transaction is expected to raise approximately US$275 million, comprised of AMCI’s US$150m of cash held in trust (assuming no redemptions by AMCI’s public stockholders) and the sale of shares to current investors and others at US$10 a share, raising a further US$125m. This group includes AMCI, ArcelorMittal, BASF, K1W1, Khosla Ventures, Mitsui & Co, New Zealand Superannuation Fund, Oxy Low Carbon Ventures LLC, Primetals Technologies, SHV Energy and Trafigura.  All current LanzaTech stockholders will take part in rolling their stakes into stock in the new public combined company. According to  Securities and Exchange Commission documents, existing shareholders will own 81% of the company after the deal, which has a number of hurdles to satisfy, including approval by both sets of stockholders, before an expected completion date in the third quarter of 2022. LanzaTech co-founder Dr Sean Simpson.

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR https://www.nbr.co.nz/node/233648 3/9 Proceeds raised from the transaction are expected to fund the execution of LanzaTech’s business plan, accelerate commercial operations, and fund capital requirements associated with new developments and continued technological innovation.  Market opportunity  LanzaTech NZ was co-founded by Simpson and the late Dr Richard Forster in the same Auckland building that also spawned Rocket Lab 15 years ago. The biofuel pioneer moved its head office, research and development to Chicago in 2014. It had received $14 million of New Zealand taxpayer money before that (as well as local angel investment), but it needed more and was enticed by millions of dollars of tax credits in the US – plus better access to venture capital.  It has since received some US$800m from investors and customers . CEO Dr Jennifer Holmgren, speaking from the US to NBR, said after 17 years of operation, to have the opportunity to go public was "super exciting". She concurred that the company had not ever really had problems getting funding but needed to go further, faster.   "We're trying to scale very quickly.. and when you're a public company you don't get as much visibility ... different analysts, different news stories - the way I think about it is if we really want to get to scale and go really fast, build a lot of plants and get interest in our technology ... you go to the public markets to raise the visibility." The company had run a process with its banker, Barclays, to find a SPAC partner (SPACs are shell companies that raise money then list on a stock exchange with the sole purpose of merging with a private firm to take it public). AMCI was chosen in that process as it had deep knowledge and connections into industrial sectors such as refining and steel, which are where LanzaTech's work is also focused.  While the CEO emphasised the opportunities in the jet fuel market, she said the aim was to turn all sorts of feedstock destined to become pollution into product.  "Sure, converting ethanol to jet is a big deal in terms of market size, but so is making for polyester for apparel, or EVA foam for shoes. We say we're creating a post-pollution world, where pollution is being turned into fuels and chemicals that we need."     New work The company will use the money garnered in the listing process on new microbes such as propanol and acetone, and the market opportunities they open up. It will also go towards making the technology cheaper, Holmgren said, and bulking up the team. LanzaTech employs 280 people at present and would seek to add another 40-50. The company has started developing a modelling team in New Zealand to complement its other bases in China, Europe and the US.  The company believes with the platform given by listing it will be able to better target a total addressable market of some US$1 trillion, including sustainable fuels, fabrics and packaging that people use in their daily lives. Already,  LanzaTech’s first two commercial scale gas fermentation plants have produced over 30 million gallons of ethanol, which is the equivalent of offsetting the release of 150,000 metric tons of CO2 into the atmosphere and it has seven more under construction.

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR

The company licenses its capital-light technology to customers so those customers can fulfil their own emissions goals, but also sells the recycled waste to customer-facing manufacturers. Unilever uses recycled ethanol from steel mill emissions for a laundry detergent called Coral, for example, while Canadian activewear giant Lululemon is creating garments made from yarn and fabric derived from carbon waste. Another, Switzerland's Mibelle Group, the third-largest own-brand manufacturer in Europe, which is in turn owned by Migros, one of the world's top 40 retail companies, receives the alcohol obtained from Lanzatech's C02 recycling plant to make cleaners, liquid detergents, cosmetics and packaging.


Plus
OECO POWER
Potz
POWER PROTECT
1 FOR ALL
Potz
GLAS-VITRES
Potz
KÜCHE-CUISINE
Plus
OECO POWER

Ethical cleaning products using LanzaTech recycled carbon.

LanzaJet

LanzaTech also carved out its sustainable aviation fuel business LanzaJet in 2020 and retains a 25% share in the company, alongside other notable investors and funders All Nippon Airways, British Airways, the Microsoft Climate Innovation Fund, Mitsui & Co., Suncor Energy and Shell.

LanzaTech is now in the process of building a 9.5 million gallon (42.2 million litre) per year commercial plant to convert ethanol to sustainable aviation fuel, with additional plants in development globally.

Holmgren told an investor call this morning the market for sustainable aviation fuel is expected to grow at a "blistering pace, and we expect it will be under-served, absent a significant increase in supply capacity between now and the 2030 timeframe.

"Total demand for sustainable aviation fuel is expected to be approximately 10% of total global aviation fuel by 2030, or around 14 billion (63.6 billion) gallons. To meet that expected demand, current capacity for sustainable aviation fuel production must grow at a [compound annual growth rate] of over 80% between now and 2030. The attractive market fundamentals encouraged us to carve out LanzaJet as a separate entity and to look for outside investors to accelerate our growth and penetration into that market."

https://www.nbr.co.nz/node/233648 4/9

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR https://www.nbr.co.nz/node/233648 5/9 Financials  Financial information released on the investor call gave many the first insight into the company’s books. In prior conversations with NBR, the company has been reluctant to give revenue figures and until recently was not making a profit, Simpson said.  However, LanzaTech’s chief financial officer Geoff Trunkenbrod told the investor call that the company expected significant revenue growth from a “robust” pipeline of identified and validated project opportunities.  It was forecasting 2022 revenue of US$65 million, with positive ebitda in 2023 and total adjusted ebitda of US$80m in 2024 “with a significant uptick to over US$250 million in 2025 and beyond.  “By 2025, we expect continued robust growth to generate significant free cash flow, along with ongoing, meaningful margin expansion as royalties and dividends become a greater share of our revenue mix and we gain additional operating leverage via increased scale.” LanzaTech CEO Dr Jennifer Holmgren. The company’s core carbon capture and transformation licensing business would generate most of the revenue. It sees LanzaTech partner with customers on development of their own gas fermentation facilities, structuring agreements to provide engineering and set-up services and key components based on LanzaTech IP. Once fully operational, recurring revenues are generated from royalties on the offtake, ongoing supply of microbes, as well as software, monitoring and analytics support. As a licensor, a typical plant deployment provides LanzaTech with a variety of one-time, as well as long-term recurring revenue streams with strong gross margins throughout the life of the facilities developed (design basis is 20 years).

3/10/22, 10:00 AM Nasdaq listing likely for Kiwi biofuel pioneer LanzaTech | NBR https://www.nbr.co.nz/node/233648 6/9 The company also generates money from its  CarbonSmart business, which supplies the recycled waste from biorefining facilities into manufacturers including the aforementioned Lululemon, Unilever, or PET for food-grade bottles. Its third commercial arm is its joint development and contract research business, in which partners work with LanzaTech to produce new strains of the microbe to produce alternative materials and chemicals.   AMCI Connecticut-based AMCI  Group is a private firm channeling investment in businesses focused on decarbonizing heavy industries such as transportation, infrastructure, metals and energy. It has invested over US$1.7 billion in 40 industrial companies and has a portfolio comprising 21 companies located around the world.  CEO Nimesh Patel said LanzaTech fitted the company's criteria for investment. It had a wide and valuable addressable market, recurring revenues in its licensing-based business model, that did not entail the company building all its own plants. LanzaTech is turning its ethanol into textiles for Lululemon. "Perhaps the most important aspect of LanzaTech’s business in our assessment, is the fact that LanzaTech’s technology is available today, on a fully commercial scale. The problem of decarbonising heavy industry is not only a massive global challenge, but it is also an urgent one. LanzaTech has been at this for some 17 years now and has successfully proven that its process and patent-protected technology works across numerous feedstocks around the world," Patel said.  "We are excited to partner with LanzaTech as it continues to scale its technology deployment and grow its business.”    By Dita De Boni (/author/dita-de-boni) Senior journalist Contact the Writer: dita@nbr.co.nz (mailto:dita@nbr.co.nz)

Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.